Exhibit 99.(c)(2)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen U.S. Closed-End Funds Investor Relations 1-800-522-5465

Investor.Relations@aberdeenplc.com

ABERDEEN U.S. CLOSED-END FUNDS

ANNOUNCE DISTRIBUTION PAYMENT DETAILS

(Philadelphia, March 31, 2025) - The Aberdeen U.S. Closed-End Funds (NYSE: ASGI, HQH, HQL, IFN, JEQ, THQ), (NYSE American: IAF) (the “Funds” or individually the “Fund”), today announced that the Funds paid the distributions noted in the table below on March 31, 2025, on a per share basis to all shareholders of record as of March 25, 2025 (ex-dividend date March 25, 2025). These dates apply to the Funds listed below with the exception of abrdn Healthcare Investors (HQH), abrdn Life Sciences Investors (HQL), abrdn Australia Equity Fund, Inc. (IAF), the India Fund Inc. (IFN) and abrdn Japan Equity Fund, Inc. (JEQ) which paid on March 31, 2025, to all shareholders of record as of February 21, 2025 (ex-dividend date February 21, 2025).

Ticker	Exchange	Fund	Amount
ASGI	NYSE	abrdn Global Infrastructure Income Fund	$0.1900
HQH	NYSE	abrdn Healthcare Investors	$0.5700
HQL	NYSE	abrdn Life Sciences Investors	$0.4700
IAF	NYSE American	abrdn Australia Equity Fund, Inc.	$0.1200
IFN	NYSE	The India Fund, Inc.	$0.4600
JEQ	NYSE	abrdn Japan Equity Fund, Inc.	$0.1100
THQ	NYSE	abrdn Healthcare Opportunities Fund	$0.1800

Each Fund has adopted a distribution policy to provide investors with a stable distribution out of current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital.

For the abrdn Healthcare Investors (HQH), abrdn Life Sciences Investors (HQL), abrdn Australia Equity Fund, Inc. (IAF), the India Fund Inc. (IFN) and abrdn Japan Equity Fund, Inc. (JEQ) the stock distributions were automatically paid in newly issued shares of the Fund unless otherwise instructed by the shareholder to be paid in cash. Shares of common stock were issued at the lower of the net asset value (“NAV”) per share or the market price per share with a floor for the NAV of not less than 95% of the market price on March 19, 2025. The reinvestment prices per share for these distributions were as follows: $16.63 for abrdn Healthcare Investors (HQH); $12.99 for abrdn Life Sciences Investors (HQL); $4.045 for abrdn Australia Equity Fund, Inc. (IAF); $15.45 for the India Fund, Inc. (IFN) and $6.73 for abrdn Japan Equity Fund, Inc. (JEQ). Fractional shares were generally settled in cash, except for registered shareholders with book entry accounts at Computershare Investor Services who had whole and fractional shares added to their account.

To have received the abrdn Healthcare Investors (HQH), abrdn Life Sciences Investors (HQL), abrdn Australia Equity Fund, Inc. (IAF), the India Fund Inc. (IFN) and abrdn Japan Equity Fund, Inc. (JEQ) quarterly distributions payable in March 2025 in cash instead of shares of common stock, for shareholders who hold shares in “street name,” the bank, brokerage or nominee who holds the shares must have advised the Depository Trust Company as to the full and fractional shares for which they want the distribution paid in cash by March 18, 2025; and for shares that are held in registered form, written notification for the election of cash by registered shareholders must have been received by Computershare Investor Services prior to March 18, 2025.

As announced on March 11, 2025, to avoid potential disruption to the timing of the proposed tender offer, the Board of Directors of JEQ suspended the Fund’s managed distribution policy after payment of this distribution payable.

Under applicable U.S. tax rules, the amount and character of distributable income for each Fund’s fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related rules, the Funds may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following tables set forth the estimated amounts of the sources of the distributions for purposes of Section 19 of the 1940 Act and the rules adopted thereunder. The tables have been computed based on generally accepted accounting principles. The tables include estimated amounts and percentages for the current distributions paid this month as well as for the cumulative distributions paid relating to fiscal year to date, from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated compositions of the distributions may vary because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

The Funds’ estimated sources of the current distribution paid this month and for its current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share
Fund	Distribution Amount	Net Investment Income		Net Realized Short- Term Gains**		Net Realized Long- Term Gains		Return of Capital
ASGI	$0.1900	$0.0133	7%	-	-	$0.1140	60%	$0.0627	33%
HQH	$0.5700	-	-	$0.0456	8%	-	-	$0.5244	92%
HQL	$0.4700	-	-	$0.1260	27%	-	-	$0.3440	73%
IAF	$0.1200	$0.0180	15%	-	-	$0.0264	22%	$0.0756	63%
IFN	$0.4600	-	-	-	-	$0.4600	100%	-	-
JEQ	$0.1100	$0.0242	22%	-	-	-	-	$0.0858	78%
THQ	$0.1800	-	-	$0.0198	11%	-	-	$0.1602	89%

Estimated Amounts of Fiscal Year* to Date Cumulative Distributions per Share
Fund	Distribution Amount	Net Investment Income		Net Realized Short- Term Gains**		Net Realized Long- Term Gains		Return of Capital
ASGI	$1.2000	$0.0840	7%	-	-	$0.7200	60%	$0.3960	33%
HQH	$1.1900	-	-	$0.0952	8%	-	-	$1.0948	92%
HQL	$0.9700	-	-	$0.2600	27%	-	-	$0.7100	73%
IAF	$0.2500	$0.0375	15%	-	-	$0.0550	22%	$0.1575	63%
IFN	$0.4600	-	-	-	-	$0.4600	100%	-	-
JEQ	$0.2300	$0.0506	22%	-	-	-	-	$0.1794	78%
THQ	$1.0800	-	-	$0.1188	11%	-	-	$0.9612	89%

* ASGI, HQH, HQL and THQ have a 9/30 fiscal year end. IAF and JEQ have a 10/31 fiscal year end. IFN has a 12/31 fiscal year end.

**includes currency gains

Where the estimated amounts above show a portion of the distribution to be a “Return of Capital,” it means that Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions for the current year will only be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. After the end of each calendar year, a Form 1099-DIV will be sent to shareholders for the prior calendar year that will tell you how to report these distributions for federal income tax purposes.

The following tables provide the Funds’ total return performance based on net asset value (NAV) over various time periods compared to the Funds’ annualized and cumulative distribution rates.

Fund Performance and Distribution Rate Information
Fund	Average Annual Total Return on NAV for the 5 Year Period Ending 02/28/2025[1]	Current Fiscal Period’s Annualized Distribution Rate on NAV	Cumulative Total Return on NAV[1]	Cumulative Distribution Rate on NAV[2]
ASGI[3]	8.10%[3]	11.89%	-2.55%	5.07%
THQ	10.04%	10.27%	-3.71%	4.28%

1 Return data is net of all Fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of February 28, 2025.

3 The Fund launched within the past 5 years; the performance and distribution rate information presented reflects data from inception (July 29, 2020) through February 28, 2025.

Fund Performance and Distribution Rate Information
Fund	Average Annual Total Return on NAV for the 5 Year Period Ending 01/31/2025[1]	Current Fiscal Period’s Annualized Distribution Rate on NAV	Cumulative Total Return on NAV[1]	Cumulative Distribution Rate on NAV[2]
HQH	7.34%	12.70%	-0.35%	3.17%
HQL	6.83%	12.75%	-0.76%	3.19%
IAF	8.09%	10.57%	0.94%	2.67%
IFN	8.25%	N/A*	-5.95%	N/A*
JEQ	3.41%	6.87%	2.51%	1.72%

1 Return data is net of all Fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of January 31, 2025.

Shareholders should not draw any conclusions about a Fund’s investment performance from the amount of the Fund’s current distributions or from the terms of the distribution policy (the “Distribution Policy”).

While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Pursuant to an exemptive order granted by the Securities and Exchange Commission, the Funds may distribute any long-term capital gains more frequently than the limits provided in Section 19(b) under the 1940 Act and Rule 19b-1 thereunder. Therefore, distributions paid by the Funds during the year may include net income, short-term capital gains, long-term capital gains and/or a return of capital. Net income dividends and short-term capital gain dividends, while generally taxable at ordinary income rates, may be eligible, to the extent of qualified dividend income earned by the Funds, to be taxed at a lower rate not to exceed the maximum rate applicable to your long-term capital gains. Distributions made in any calendar year in excess of investment company taxable income and net capital gain are treated as taxable ordinary dividends to the extent of undistributed earnings and profits, and then as a return of capital that reduces the adjusted basis in the shares held. To the extent return of capital distributions exceed the adjusted basis in the shares held, capital gain is recognized with a holding period based on the period the shares have been held at the date such amount is received.

The payment of distributions in accordance with the Distribution Policy may result in a decrease in the Fund’s net assets. A decrease in the Fund’s net assets may cause an increase in the Fund’s annual operating expense ratio and a decrease in the Fund’s market price per share to the extent the market price correlates closely to the Fund’s net asset value per share. The Distribution Policy may also negatively affect the Fund’s investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold, for the purpose of paying the distribution. Each Fund’s Board has the right to amend, suspend or terminate the Distribution Policy at any time. The amendment, suspension or termination of the Distribution Policy may affect the Fund’s market price per share. Investors should consult their tax advisor regarding federal, state, and local tax considerations that may be applicable in their particular circumstances.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, Aberdeen Investments is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

Closed end funds | Aberdeen

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